Filed by JDS Uniphase Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:  American Bank Note Holographics, Inc.

Commission File No.: 001-14227

This filing consists of a presentation given by Roy Bie, Senior Vice President and General Manager of JDS Uniphase Corporation ("JDSU"), to employees of American Bank Note Holographics, Inc. ("ABNH") relating to a planned merger (the "Merger"), of Light Acquisition Corp., a wholly-owned subsidiary of JDSU, with and into ABNH whereby ABNH will survive as a wholly-owned subsidiary of JDSU pursuant to the terms of an Agreement and Plan of Merger, dated as of December 10, 2007 (the "Merger Agreement"), by and among JDSU, Light Acquisition Corp. and ABNH.  The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by ABNH on December 11, 2007, and is incorporated by reference into this filing.

JDSU and ABNH

December 11, 2007

KEY TAKEAWAYS

This positions JDSU as a worldwide leader in overt
security solutions

The need for a comprehensive solutions based approach
to counterfeiting has never been greater

By becoming a single source for security solutions we
will speed up our customers time-to-market while helping
them to fight their battles against counterfeiters

3
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Safe Harbor Statement

            Certain statements in this presentation constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1934.  “Forward-looking” statements are all statements made by us, other than those dealing specifically with historical matters and any statements we make about the conduct of our business or finances up to this moment.  All other statements made by us are forward-looking statements which include any information provided on future business operations and guidance regarding our future financial performance.  Actual results may differ materially from those projected in the forward-looking statements.  Factors that could cause actual results to materially differ from those in the forward-looking statements are discussed in the Company’s Securities and Exchange
Commission Filings, particularly the risk factors section of our form 10-Q for the quarter ended
September 29, 2007.

            This presentation may include Non-GAAP financial measures where indicated.  These non-
GAAP financial measures complement the Company’s consolidated financial statements presented in accordance with GAAP.  However, these non-GAAP financial measures are not intended to supercede or replace the Company’s GAAP results.  A detailed reconciliation of historical GAAP results to the historical non-GAAP results is provided in the “Non-GAAP
Condensed Consolidated Statement of Operations” schedule to our news release announcing the financial results of the first quarter of fiscal 2007.  A discussion of the GAAP measures excluded from the forward-looking non-GAAP measures is provided in the “Business Outlook”
paragraph of the news release.  The news release is located in the Investor Relations section of our web site at www.jdsu.com.

4
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Rule 425 Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

JDSU and ABNH intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of
ABNH by JDSU pursuant to the terms of an Agreement and Plan of Merger by and among JDSU, Light Acquisition Corp., a wholly-owned subsidiary of
JDSU, and ABNH.  The prospectus/proxy statement will be mailed to the stockholders of ABNH.  Investors and security holders of ABNH are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available because they will contain important information about JDSU, ABNH and the proposed merger.  The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by JDSU or ABNH with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by JDSU by contacting JDSU Investor Relations, 430 North McCarthy Boulevard, Milpitas, CA 95035, (408) 546-4445.  Investors and security holders may obtain free copies of the documents filed with the SEC by ABNH by contacting ABNH Investor Relations, 2 Applegate Drive Robbinsville, NJ 08691,
(609) 632-0800.  Investors and security holders of ABNH are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merger.

JDSU, Kevin Kennedy, JDSU's President and Chief Executive Officer, and JDSU's other directors and executive officers may be deemed to be participants in the solicitation of proxies of ABNH stockholders in connection with the proposed merger.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Kennedy and JDSU's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

ABNH, Kenneth Traub, ABNH's Chief Executive Officer and President, and ABNH's other directors and executive officers may be deemed to be participants in the solicitation of proxies of ABNH stockholders in connection with the proposed merger.  Such individuals may have interests in the proposed merger, including as a result of holding options or shares of ABNH common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Traub and ABNH's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

5
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Agenda

Overview of the announcement

Overview of JDSU

Overview of AOT

Why is this compelling?

How ABNH Fits with JDSU portfolio strategy

JDSU Benefits

6
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Overview

JDSU announced a definitive agreement to acquire
ABNH

Deal expected to close March 2008

At close ABNH to become a wholly-owned
subsidiary of JDSU

ABNH to become part of JDSU’s Advanced Optical
Technologies (AOT) business segment

7
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

JDSU Overview – Global Presence

Annual Revenue

Business Segments

Employees

Locations

Country Representation

Index Membership

$1.4B

Leader in 3 Multi $B Segments

˜ 7,000

Over 80 Sales and R&D sites globally

164 Countries

S&P 500 (JDSU)

JDSU Sales Offices

Flex Products

JDSU Presence (Direct, Distributors, Channels)

8
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Kevin Kennedy

CEO

JDSU Overview – Management Team

Bonnie Savage

Executive Assistant

Judy Kay

Corp. Marketing,
Estaff Operations

Dave
Vellequette

CFO

Chris Dewees

Legal & Corp.
Development

David Gudmundson

Optical Comms

Alan Lowe

Commercial Lasers

Roy Bie

Advanced Optical

Technologies

Tom Waechter

Communications

Test

Al Etterman

CAO

CL Segment

9
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION
JDSU

Enabling Broadband & Optical Innovation

Astra-Zeneca, Bank of
China, HP, ITT,
Lockheed Martin,
Pfizer, SICPA

Currency, Defense
Authentication,
Instrumentation

#1-2

5-10%

$1.5B

Advanced Optical
Technologies

ABI, ASML, Becton
Dickinson, ESI, KLA
Tencor, Panasonic,
Sony

Biotech, Microelec,
Semicon, Material
Processing

#1-2

5-10%

$300M

Commercial

Lasers

Alcatel-Lucent, AT&T,
British Telecom, China
Telecom, Comcast,
Telmex, Verizon

Telecom/Cable
Access, Metro, Core &
Home Networking

#1-2

6-12%

$2.8B

Communications
T&M

Alcatel-Lucent, Ciena,
Cisco, Huawei, Nortel,
NSN, Fujitsu

Sample

Customers

Telecom, Datacom,
Undersea, LH, Metro,
FTTx

Markets

#1

JDSU Market
Position*

5-15%

Annual Growth
Rate*

$3.9B

Total Market
Size (Annual)*

Optical
Communications

Business
Segments

* Sources: Central Banks, Frost & Sullivan, Infonetics Research, Ovum-RHK, PIRA Research, Prime Data, US Chamber of Commerce, and internal analysis.

SPECIMEN
100
200
500

CYPONYL

10
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

JDSU Overview – AOT: Protection, Performance &
Precision

Blocking filters, custom

displays, solar panels

Olympics, Super Bowl, rock
concerts, colored lighting

Product Protection

Product Differentiation

Military & Aerospace

Entertainment

Biomedical

Anesthesia & glucose
monitoring

Protecting 80% of the
world’s currency value
(~100 countries)

Over $70B of branded products
use SecureShift Technology

Creating striking effects that
enhance, differentiate, and
add value to products

Document Protection

New HP security seal		 	  

11
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION
JDSU

AOT Overview – Flex Products Portfolio

Large flexible web
thin-film roll-
coating: Window
film, Conductive
ground planes,
other

A leader in
pressure-sensitive
label / tag solutions.

cGMP compliant

Singer award

Products for
manufacturers to
create striking
effects that
enhance,
differentiate, and
add value to
products

Over $70B of
branded products
use SecureShift®
Technology to
prevent
counterfeiting,
including consumer
electronics, imaging
supplies, and
pharmaceuti
cal drugs

Protecting 80% of
the world’s currency
value (~100
countries)

Film Products

Commercial Labels

Product
Differentiation

Brand

Security

Document Security

JDSU

OVP SECURITY PIGMENT

CHROMAFLAIR

SpectraFlair

SECURESHIFT

LALabel

Flex Products Group

Markets

A legacy of innovation

Positioned for the future

13
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Flex Products Is Built On Innovation

Thin film optical design

Color knowledge & measurement

Materials science

Manufacturing excellence

Diversity of product applications
methods

inks, coatings, labels

Award winning technology

AIMCAL Technology of the Year winner
for SpectraFlair® Pigment 2002

AIMCAL Technical Excellence in
Security award for SecureShift®
MetaSwitch 2005

SecureShift Technology Highly
Commended for Best Practice in
Product and Brand Protection at PISEC
2006

More than 150 US and international
patents

Green/Purple Red/Gold Silver/Green

CHROMAFLAIR®
COLOR SHIFTING PIGMENTS

14
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION
JDSU

Product Differentiation – ChromaFlair

The “Gold Standard” of
special effect pigments for
Brand Differentiation

SpectraFlair™
PIGMENT TECHNOLOGY

15
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION
JDSU

Adds The Colors Of The
Rainbow To Any Product

Product Differentiation – SpectraFlair

AB 59181007 J
B2

16
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

AOT Overview – Business Fundamentals

Advanced Optical Technologies (AOT)

Combined resources of:

Flex Products Group (Flex)

Custom Optics Products Group (COPG)

Financial Metrics

Annual Revenues ~$170M+

Growing just over 10% a year

Headcount:  ~700

Locations:

Santa Rosa

Beijing

Commerce, CA

– – –	  
– –	 
–	For USA distribution only Jan 06 2006 16:56 Batch 123 Ser 345678 For USA distribution only Jan 06 2006 16:56 Batch 123 Ser 345678

17
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION
JDSU

AOT Overview – Flex Products Multi-Layer Technologies

LayeredFeatures

The overt and covert features
on a tamper evident label work
together to protect the
individual components

Covert Features

Complement overt features

Add forensic properties

Overt features

“Currency-strength”

Designed to be recognized as
a security item

Majority of counterfeits or
tampering easily detectable

MetaSwitch®

SecureShift®

Color-shift

Phantom®

Charms

Ghost

SecureShift
An overt color shifting ink feature with a proprietary color set. Can be authenticated by eye without the use of special devices. Is easily integrated into a wide range of graphical elements. Also provides forensic authentication with the aid of lab analysis.

Charms
A semi-covert technology that has the ability to be semi-transparently layered on top of any element or substrate. The charms particles have a distinctive shape and appearance. They can also be personalized with a letter, number, symbol, or simple logo. Charms require a hand-held microscope for authentication and are compatible with forensic authentication using a laboratory microscope and analysis methods.

SECURESHIFT
CERTIFIED PRODUCT
S

Phantom
An overt technology with a distinctive flip flop effect. Customizable colors to match corporate branding. Can be integrated into a wide range of graphical shapes. Also provides forensic authentication with the aid of lab analysis.

SECURESHIFT®
S
TECHNOLOGY
SSSSS

MetaSwitch
A complex, printed feature incorporating color shifting ink in combination with a specially-formulated non-shifting security ink. Provides an opportunity to integrate concealed logos, patterns, and symbols. The SecureShift component also provides forensic authentication capability.

Covert
Covert materials are phosphors that can be incorporated into inks and varnishes. They can be machine-authenticated or by the use of a hand-held detector. Covert materials can respond to either UV, IR, or both types of excitation.

18
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION
JDSU

SecureShift Technology

SecureShift® Ink

19
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Why ABNH?

Positions JDSU as a worldwide leader in overt security product solutions

Expands JDSU’s portfolio of overt security technology solutions via the addition of ABNH’s diffractive technology expertise

JDSU and  ABNH have complementary market leading positions

JDSU and ABNH serve an attractive collection of blue-chip, Fortune 500 customers (Central Banks, Visa, MasterCard, Amex, Nike, Pfizer, etc)

JDSU and ABNH are pursuing highly complementary strategies with comparable cultures

20

© 2007 JDSU. All rights reserved.

JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Technology Synergy

ABNH

Technology

Diffractive Optics

Magnetic

Foil

Application Design

Covert markers

Laminates

Induction seals

De-metallization

JDSU – FLEX

Technology

Diffractive

Magnetic

Foil

Application Design

Covert Markers

Interference Optics

Color Measurement
(Metrology)

Interference Pigments & Ink

Labels

The combined power of these merged entities will bring
new and innovative solutions to the security market place

■

✓

–

–

–

✓

✓

■

✓

✓

✓

✓

–

✓

✓

21
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Market Synergy

ABNH

Markets

Identification Documents

Value Documents

Consumer and Industrial
Products

Brand Security

Packaging

Transaction Cards

JDSU – FLEX

Markets

Identification Documents

Value Documents

Consumer and Industrial
Products

Brand Security

Packaging

Currency

Labels

22
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION
JDSU

Summary of JDSU Employee Benefits

Summary of JDSU Employee Benefits

Healthcare Plans

Two Medical plan options

Dental plan

Vision Plan

Employee Assistance Program
(EAP)

Health Care and Dependent

Care Flexible Spending Accounts

401(k) plan with company match
- 100% on first 3% of salary,
then 50% on next 2% of salary

ESPP – Employee Stock
Purchase Plan

Per Collective Bargaining
Agreement

ESPP – Employee Stock
Purchase Plan

Administration Plan:

Union:

–

–

–

–

–

23
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

Employee Stock Purchase Plan (ESPP)

Employee Stock Purchase Plan

Up to 10% of annual salary up to US $25,000 limit

Employee contributions withheld per pay period

2 enrollment periods per year (January and July)

6 month Purchase Periods

Stock purchased at 95% of the lower price of either the
first or last day of purchase period; purchase full shares
only

24
© 2007 JDSU. All rights reserved.
JDSU CONFIDENTIAL & PROPRIETARY INFORMATION

What’s Next?

Remain on current benefits and payroll for
approximately 90 Days past the close of the
acquisition

Separate benefits meetings and online enrollment
will be scheduled to provide specific details about
JDSU Benefits prior to enrollment period

All dates and roll out of these benefit programs are
subject to close of the transaction following
customary regulatory approvals

Q&A

ADDITIONAL INFORMATION ABOUT THE MERGER

AND WHERE TO FIND IT

JDSU and ABNH intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of ABNH by JDSU pursuant to the terms of an Agreement and Plan of Merger by and among JDSU, Light Acquisition Corp., a wholly-owned subsidiary of JDSU, and ABNH.  The prospectus/proxy statement will be mailed to the stockholders of ABNH.  Investors and security holders of ABNH are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available because they will contain important information about JDSU, ABNH and the proposed merger.  The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by JDSU or ABNH with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by JDSU by contacting JDSU Investor Relations, 430 North McCarthy
Boulevard, Milpitas, CA 95035, (408) 546-4445. Investors and security holders may obtain free copies of the documents filed with the SEC by
ABNH by contacting ABNH Investor Relations, 2 Applegate Drive Robbinsville, NJ 08691, (609) 632-0800. Investors and security holders of
ABNH are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merge.

JDSU, Kevin Kennedy, JDSU's President and Chief Executive Officer, and JDSU's other directors and executive officers may be deemed to be participants in the solicitation of proxies of ABNH stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Kennedy and JDSU's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

ABNH, Kenneth Traub, ABNH's Chief Executive Officer and President, and ABNH's other directors and executive officers may be deemed to be participants in the solicitation of proxies of ABNH stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of ABNH common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Traub and ABNH's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.